SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 22, 2002

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                       ----------------

                                     0-18898
                             ----------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                           No   X
                                 ---                         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     On November 19, 2002, Koninklijke Ahold N.V. (the "Company") held an
Analyst and Investor Conference Call in Zaandam, The Netherlands. A copy of the slide presentation used by Michael Meurs, Executive Vice President and Chief Financial Officer of the Company, is attached hereto as Exhibit 1. The presentation by Mr. Meurs covered the Company's results for the 12-week quarter ended October 6, 2002 (the "Third Quarter 2002") and a financial review regarding the Company for the Third Quarter 2002.

     On November 19, 2002, at a press conference held in Zaandam, The Netherlands, the Company's President and Chief Executive Officer, Mr. Cees Van der Hoeven, discussed the Company's one-time incentive program, which is based on the total shareholder return relative to a peer group of best in class competitors. Mr. Van der Hoeven stated that the Company's peer group, measured in terms of total shareholder return, consisted of: (i) Sysco (weighing 20%);
(ii) Wal-Mart, Safeway, Inc., Kroger and Albertson's (each weighing 10%) and
(iii) Carrefour, Casino, Tesco and Metro (each weighing 10%). Mr. Van der Hoeven also stated that the organic growth of the core business of U.S. Foodservice in 2003 was expected to be 7%, excluding from this percentage the impact of the Alliant acquisition.

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      KONINKLIJKE AHOLD N.V.


Date:    November 22, 2002            By:  /s/ A.M. Meurs
                                          ----------------------
                                      Name:   A.M. Meurs
                                      Title:  Executive Vice President and Chief
                                              Financial Officer





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                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibits       Description
--------       -----------

1. Slide presentation, dated November 19, 2002, relating to the results of Koninklijke Ahold N.V. for the 12-week quarter ended October 6, 2002.









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                                                                       Exhibit 1